                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A-2

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                           SEABULK INTERNATIONAL INC.
                         ------------------------------
                                (Name of issuer)


                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of class of securities)


                                    81169P101
                            ------------------------
                                 (CUSIP number)


                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
              ----------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                January 30, 2004
                       ----------------------------------
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                                                             Page 1 of 12 Pages

CUSIP No. 81169P101

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                 Wexford Spectrum Investors LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                               [  ]

-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware


-------------------------------------------------------------------------------------------------------------------
         Number of Shares  7.       Sole Voting Power                                                             0
         Beneficially
         Owned by Each              -------------------------------------------------------------------------------
         Reporting                  8.      Shared Voting Power (see Item 5 below)                           84,035
         Person With
                           ----------------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power                                                0

                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                      84,035

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                      84,035

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                            less than 1%

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             CO

-------------------------------------------------------------------------------------------------------------------

                                                             Page 2 of 12 Pages

CUSIP No. 81169P101

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                        Valentis Investors, LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO


-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                               [  ]

-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware

-------------------------------------------------------------------------------------------------------------------
         Number of Shares  7.       Sole Voting Power                                                             0
         Beneficially
         Owned by Each              -------------------------------------------------------------------------------
         Reporting                  8.      Shared Voting Power (see Item 5 below)                           84,100
         Person With
                           ----------------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power                                                0

                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                      84,100

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                      84,100

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                            less than 1%

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             CO

-------------------------------------------------------------------------------------------------------------------

                                                             Page 3 of 12 Pages

CUSIP No. 81169P101

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                                   Solitair LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)

-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO

-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                               [  ]

-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware

-------------------------------------------------------------------------------------------------------------------
         Number of Shares  7.       Sole Voting Power
         Beneficially                                                                                             0
         Owned by Each              -------------------------------------------------------------------------------
         Reporting                  8.      Shared Voting Power (see Item 5 below)
         Person With                                                                                        180,000
                           ----------------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power
                                                                                                                  0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)
                                                                                                            180,000
-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person

                                                                                                            180,000
-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                            less than 1%

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             CO

-------------------------------------------------------------------------------------------------------------------

                                                             Page 4 of 12 Pages

CUSIP No. 81169P101

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                           Taurus Investors LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)

-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO

-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                               [  ]

-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              Delaware

-------------------------------------------------------------------------------------------------------------------
         Number of Shares  7.       Sole Voting Power
         Beneficially                                                                                             0
         Owned by Each              -------------------------------------------------------------------------------
         Reporting                  8.      Shared Voting Power (see Item 5 below)
         Person With                                                                                        883,666
                           ----------------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power
                                                                                                                  0
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)
                                                                                                            883,666
-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person

                                                                                                            883,666
-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    3.8%

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             CO

-------------------------------------------------------------------------------------------------------------------

                                                             Page 5 of 12 Pages

CUSIP No. 81169P101

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                            Charles E. Davidson
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)

-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO

-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                               [  ]

-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                         United States

-------------------------------------------------------------------------------------------------------------------
         Number of Shares  7.       Sole Voting Power                                                             0
         Beneficially
         Owned by Each              -------------------------------------------------------------------------------
         Reporting                  8.      Shared Voting Power (see Item 5 below)                        1,231,801
         Person With
                           ----------------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power                                                0

                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                   1,231,801
-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   1,231,801

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    5.3%

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             IN

-------------------------------------------------------------------------------------------------------------------

                                                             Page 6 of 12 Pages

CUSIP No. 81169P101

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                               Joseph M. Jacobs
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)


-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO

-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                               [  ]

-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                         United States

-------------------------------------------------------------------------------------------------------------------
         Number of Shares  7.       Sole Voting Power                                                             0
         Beneficially
         Owned by Each              -------------------------------------------------------------------------------
         Reporting                  8.      Shared Voting Power (see Item 5 below)                        1,231,801
         Person With
                           ----------------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power                                                0

                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                   1,231,801

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   1,231,801

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    5.3%

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             IN

-------------------------------------------------------------------------------------------------------------------

                                                             Page 7 of 12 Pages

CUSIP No. 81169P101

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                            Wexford Capital LLC
         I.R.S. Identification Nos. of Above Persons (entities only)
         (Intentionally Omitted)

-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [ ]
         (See Instructions)                                                                                 (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      OO

-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                               [  ]

-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                           Connecticut

-------------------------------------------------------------------------------------------------------------------
         Number of Shares  7.       Sole Voting Power                                                             0
         Beneficially
         Owned by Each              -------------------------------------------------------------------------------
         Person With                8.      Shared Voting Power (see Item 5 below)                        1,231,801

                           ----------------------------------------------------------------------------------------
                                    9.      Sole Dispositive Power                                                0

                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 5 below)                   1,231,801

-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   1,231,801

-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                    5.3%

-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             CO

-------------------------------------------------------------------------------------------------------------------

                                                             Page 8 of 12 Pages

         This Amendment No. 2 to Schedule 13D modifies and supplements the
Schedule 13D initially filed on April 22, 2002, as amended by Amendment No. 1 to
Schedule 13D filed on June 21, 2002 (as amended, the "Statement") with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Seabulk International Inc. (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 2, the Statement remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         Since the date of the Statement, Solitair Corp. distributed its shares of Common Stock to Solitair LLC, a Delaware limited liability company owned 100% by private investment funds managed by Wexford Capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         In June 2002, Taurus acquired an aggregate 51,000 shares of Common Stock in open market purchases at an average purchase price of $7.01 per share. On January 30, 2004, the Reporting Persons disposed of an aggregate of 1,200,000 shares of Common Stock at a price of $10.08 per share. As a result of the foregoing, the Reporting Persons may be deemed to own beneficially the respective percentages and numbers of shares of Common Stock set forth below (on the basis of 23,336,404 shares of Common Stock issued and outstanding on November 1, 2003, as reported in the Company's Form 10-Q filed November 14,
2003).

         WEXFORD SPECTRUM INVESTORS, LLC
         (a)      Amount beneficially owned:  84,035

         (b)      Percent of class: less than 1%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  0

                  (ii)     Shared power to vote or to direct the vote: 84,035

                  (iii)    Sole power to dispose or to direct the disposition of: 0

                  (iv)     Shared power to dispose or to direct the disposition of: 84,035

         VALENTIS INVESTORS, LLC
         (a)      Amount beneficially owned: 84,100

         (b)      Percent of class: less than 1%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  0

                  (ii)     Shared power to vote or to direct the vote: 84,100

                  (iii)    Sole power to dispose or to direct the disposition of: 0

                  (iv)     Shared power to dispose or to direct the disposition of: 84,100

         SOLITAIR LLC
         (a)      Amount beneficially owned: 180,000

                                                             Page 9 of 12 Pages

         (b)      Percent of class: less than 1%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  0

                  (ii)     Shared power to vote or to direct the vote: 180,000

                  (iii)    Sole power to dispose or to direct the disposition of: 0

                  (iv)     Shared power to dispose or to direct the disposition of: 180,000

         TAURUS INVESTORS LLC
         (a)      Amount beneficially owned: 883,666

         (b)      Percent of class: 3.8%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  0

                  (ii)     Shared power to vote or to direct the vote: 883,666

                  (iii)    Sole power to dispose or to direct the disposition of: 0

                  (iv)     Shared power to dispose or to direct the disposition of: 883,666

         CHARLES E. DAVIDSON
         (a)      Amount beneficially owned: 1,231,801

         (b)      Percent of class: 5.3%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  0

                  (ii)     Shared power to vote or to direct the vote: 1,231,801

                  (iii)    Sole power to dispose or to direct the disposition of: 0

                  (iv)     Shared power to dispose or to direct the disposition of: 1,231,801

         JOSEPH M. JACOBS
         (a)      Amount beneficially owned: 1,231,801

         (b)      Percent of class: 5.3%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  0

                  (ii)     Shared power to vote or to direct the vote: 1,231,801

                                                            Page 10 of 12 Pages

                  (iii)    Sole power to dispose or to direct the disposition of: 0

                  (iv)     Shared power to dispose or to direct the disposition of: 1,231,801

         WEXFORD CAPITAL LLC
         (a)      Amount beneficially owned: 1,231,801

         (b)      Percent of class: 5.3%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  0

                  (ii)     Shared power to vote or to direct the vote: 1,231,801

                  (iii)    Sole power to dispose or to direct the disposition of: 0

                  (iv)     Shared power to dispose or to direct the disposition of: 1,231,801

         Wexford Capital may, by reason of its status as investment advisor to the Stockholders, be deemed to own beneficially the shares of Common Stock of which the Stockholders possess beneficial ownership.

         Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Stockholders possess beneficial ownership.

         Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Stockholders.

         Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 2 to Schedule 13D.

                                    * * * * *


                                                            Page 11 of 12 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2004

                                 WEXFORD SPECTRUM INVESTORS LLC

                                 By:      /s/ Arthur H. Amron
                                          ------------------------
                                 Name:    Arthur H. Amron
                                 Title:   Vice President


                                 VALENTIS INVESTORS, LLC

                                 By:      /s/ Arthur H. Amron
                                          ------------------------
                                 Name:    Arthur H. Amron
                                 Title:   Vice President


                                 TAURUS INVESTORS LLC

                                 By:      /s/ Arthur H. Amron
                                          ------------------------
                                 Name:    Arthur H. Amron
                                 Title:   Vice President


                                 SOLITAIR LLC

                                 By:      /s/ Arthur H. Amron
                                          ------------------------
                                 Name:    Arthur H. Amron
                                 Title:   Vice President

                                 WEXFORD CAPITAL LLC

                                 By:      /s/ Arthur H. Amron
                                          ------------------------
                                 Name:    Arthur H. Amron
                                 Title:   Principal and Secretary


                                  /s/ Charles E. Davidson
                                  -----------------------
                                  CHARLES E. DAVIDSON


                                  /s/ Joseph M. Jacobs
                                  --------------------
                                  JOSEPH M. JACOBS


                                                            Page 12 of 12 Pages